UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2025

Commission File Number: 1-13546

STMicroelectronics N.V.

(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                         Form 40-F ☐

Enclosure: A press release dated January 30, 2025, announcing the proposed appointment of Werner Lieberherr to STMicroelectronics’ supervisory board.

PR No: C3310C

STMicroelectronics Supervisory Board to propose new member at 2025 AGM

Geneva – January 30, 2025 – STMicroelectronics (NYSE:STM), a global semiconductor leader serving customers across the spectrum of electronics applications, announces that its Supervisory Board has agreed to propose for shareholders’ approval at the Company’s 2025 Annual General Meeting the appointment of Werner Lieberherr to the Supervisory Board of ST, in replacement of Janet Davidson whose mandate will expire at the end of the 2025 AGM.

Werner Lieberherr has successfully led global companies in energy, aviation and automotive in the United States, Asia, Europe and Switzerland, most recently at Landis+Gyr AG, an integrated energy management solutions provider, as Chief Executive Officer.

About STMicroelectronics

At ST, we are over 50,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An integrated device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of the Internet of Things and connectivity. We are committed to achieving our goal to become carbon neutral on scope 1 and 2 and partially scope 3 by 2027. Further information can be found at www.st.com.

INVESTOR RELATIONS

Jérôme Ramel

EVP Corporate Development & Integrated External Communication

Tel: +41 22 929 59 20

jerome.ramel@st.com

MEDIA RELATIONS

Alexis Breton

Group VP Corporate External Communications

Tel: +33 6 59 16 79 08

alexis.breton@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	January 30, 2025	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	Chief Financial Officer President, Finance, Purchasing, ERM and Resilience